Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, NJ 08901

February 12, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Catherine Garrett

Re: Comment letter dated February 2, 2024

Dear Ms. Garrett:

Please accept this written response to your comment letter dated February 2, 2024 regarding your review of our Form 10-K for the fiscal year ended September 30, 2023 (File No. 000-51726).

Management’s Discussion & Analysis- Loans Receivable, page 36

We agree in future Form 10-K filings to further disaggregate the composition of our CRE loan portfolio by separately presenting owner and non-owner occupied, by borrower type, geographic concentrations and other characteristics that management believes is material to an investor’s understanding of our CRE loan portfolio.

With regard to specific details of risk management policies, procedures, or other actions undertaken by management in response to the current environment, we will enhance our disclosure narrative to include the additional reporting used to monitor our CRE portfolio. As environmental circumstances change that require additional risk management policies and/or procedures, we will further enhance our disclosure accordingly.

Summary of Significant Accounting Policies, page 61

The disclosure under Note B- Summary of Significant Accounting Policies #15 will be revised to state “The Company also engages in the use of derivative financial instruments. See Note P – “Financial Instruments with Off-Balance Sheet Risk”.

Thank you for your review and comments of our Form 10-K. We trust this response satisfies the comments noted in your letter to us dated February 2, 2024.

Sincerely,

/s/ Jon Ansari
Jon Ansari
Executive Vice President &
Chief Financial Officer